Exhibit (a)(33)

Subject: Stock Option Exchange Program
For Distribution on January 10, 2003

Dear i2ers

I wanted to make you aware that we are distributing another amendment to the Offer to Exchange which we have filed with the SEC that modifies portions of the Stock Option Exchange Program. The primary purpose of this amendment is to make clear that when an optionee exchanges an option grant that is completely vested as of the Expiration Date of the Offer (currently scheduled to be January 14, 2003), the related replacement option grant will also be completely vested. These changes to the original Offer to Exchange document are not considered to be material, but since the documentation has changed, we recommend that you review this amendment prior to the Expiration Date of the Offer.

The Web-based tool where you can access copies of this amendment to the Offer to Exchange as well as the other documents related to the Offer is located at the following address: http://i2corpinet1.i2.com/finance/stockadmin.nsf/1/98BB35D3D6EDDAA486256C8E0057BECA?opendocumenthttps://cwwapp.i2.com/app/dept/stock/optexch/Login.cfm.

If you have any questions regarding the revised Offer to Exchange, please send a request via email to: optionexchange@i2.com.

Thanks,
Bob Donohoo, General Counsel